Exhibit 99.5

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES A US$32,000 PER DAY TIME CHARTER CONTRACT FOR ABOUT 24 MONTHS

ATHENS, Greece, November 8, 2022 - Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with ST Shipping & Transport Pte Ltd. (the “Charterer), a wholly-owned subsidiary of Glencore, for the M/T Phoenix Beacon. The acquisition of the vessel, to be renamed M/T P. Monterey, was previously announced. The gross charter rate will be US$32,000 per day for a period of twenty-four (24) months +/- 45 days at the option of the Charterer and will commence following the vessel's delivery to the Company in December. This charter is expected to generate approximately US$22 million of gross revenue for the minimum duration of the charter.

The M/T P. Monterey is a 105,525 dwt Aframax tanker vessel built in 2011 by Hyundai Heavy Industries Co., Ltd. - Ulsan, South Korea.

Commenting on this charter, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are very pleased to announce that upon  delivery of our newly acquired tanker in December, the M/T P. Monterey will commence service under a new time charter contract with a reputable counterparty and at a lucrative charter rate. Upon commencement of this charter, more than half of our expanded fleet will be under time charter contracts resulting in fixed revenues of approximately US$68 million, based on the minimum durations, representing 4.2x our current equity market capitalization.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to the vessels we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.